

Mail Stop 3233

May 11, 2016

<u>Via E-mail</u>
Mr. Mark A. Peterson
Executive Vice President, Chief Financial Officer and Treasurer
EPR Properties
909 Walnut Street, Suite 200
Kansas City, MO 64106

> **Re: EPR Properties**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 10-Q for the Period Ended March 31, 2016**
> **Filed April 29, 2016**
> **File No. 001-13561**

Dear Mr. Peterson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2016

Non – GAAP Financial Measures

EBITDA and Adjusted EBITDA, page 43

1. We note your definition of EBITDA. Please note that measures calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Please consider including the adjustments labeled loan financing or payoff, equity in income from joint ventures, gain on sale of real estate and preferred dividend requirements in your calculation of adjusted EBITDA in future filings.

Reference is also made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities